UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            DATATRAK International, Inc.
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                                (Name of Issuer)

                          Common Stock, without par value
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                         (Title of Class of Securities)


                                    238134209

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                                 (CUSIP Number)

 Arosa Investment Management LLC, 540 N Dearborn Street, #101257,
 Chicago, IL 60610

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 14, 2015
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 238134209                   13G                      Page 2 of 6 Pages


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     1.   Names of Reporting Persons.
          Arosa Investment Management LLC

          I.R.S. Identification Nos. of above persons (entities only)

          47-2247320

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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          Arosa Investment Management LLC
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             102,506 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        102,506 shares
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          Arosa Investment Management LLC -- 102,506 shares
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          Arosa Investment Management LLC -- 6.79%
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     12.  Type of Reporting Person (See Instructions)

          Arosa Investment Management LLC -- 00 (Limited Liability Company)
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
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CUSIP No. 238134209                    13G                     Page 3 of 6 Pages


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     1.   Names of Reporting Persons.
          Alex Tabatabai

          I.R.S. Identification Nos. of above persons (entities only)

          N/A
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          Alex Tabatabai -- United States
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             102,506 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        102,506 shares
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          Alex Tabatabai -- 102,506 shares
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          Alex Tabatabai -- 6.79%
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     12.  Type of Reporting Person (See Instructions)

          Alex Tabatabai -- IN
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

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CUSIP No. 238134209                   13G                      Page 4 of 6 Pages


Item 1.

     (a) Name of Issuer:
         DATATRAK International, Inc.

     (b) Address of Issuer's Principal Executive Offices:
         6150 Parkland Boulevard
         Mayfield Hts., Ohio 44124

Item 2.

     (a) Name of Person Filing:
         Arosa Investment Management LLC
         Alex Tabatabai

     (b) Address of the Principal Office or, if none, residence:
         Arosa Investment Management LLC
         Alex Tabatabai
         540 N Dearborn Street, #101257
         Chicago, IL 60610

     (c) Citizenship:
         Arosa Investment Management LLC -- Delaware
         Alex Tabatabai -- United States

     (d) Title of Class of Securities:
         Common Stock without par value

     (e) CUSIP Number: 238134209

Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) |_| An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

CUSIP No. 238134209                   13G                      Page 5 of 6 Pages

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Arosa Investment Management LLC -- 102,506 shares
                               Alex Tabatabai -- 102,506 shares

(b) Percent of class: Arosa Investment Management LLC -- 6.79%
                      Alex Tabatabai -- 6.79%

(c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:
                 Arosa Investment Management LLC -- 0 shares
                 Alex Tabatabai -- 0 shares

            (ii) Shared power to vote or to direct the vote:
                 Arosa Investment Management LLC -- 102,506 shares Alex Tabatabai -- 102,506 shares

           (iii) Sole power to dispose or to direct the disposition of:
                 Arosa Investment Management LLC -- 0 shares
                 Alex Tabatabai -- 0 shares

          (iiii) Shared power to dispose or to direct the disposition of:
                 Arosa Investment Management LLC -- 102,506 shares Alex Tabatabai -- 102,506 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  AROSA INVESTMENT MANAGEMENT LLC
                                        By: /s/ Alex Tabatabai
                                        Alex Tabatabai, Managing Member

                                  ALEX TABATABAI
                                        By: /s/ Alex Tabatabai
                                        Alex Tabatabai, individually

CUSIP No. 238134209                   13G                      Page 6 of 6 Pages

                                 JOINT FILING AGREEMENT

This Joint Filing Agreement, dated May 26, 2015, is entered into by and between Arosa Investment Management LLC and Alex Tabatabai, an individual (collectively referred to herein as (the "Filers"). Each of the Filers may be required to file with the U.S. Securities and Exchange Commission a statement on Schedule 13G with respect to common stock, without par value, of DATATRAK International, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k)promulgated under the Securities Exchange Act of 1934, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

                       Executed and delivered as of the date first above written.

                        AROSA INVESTMENT MANAGEMENT LLC

                             By: /s/ Alex Tabatabai
                             Alex Tabatabai
                             Managing Member

                        ALEX TABATABAI

                             By: /s/ Alex Tabatabai
                             Alex Tabatabai, individually